Exhibit 99.24

I+ Health Sante Canada Canada LICENCE DE PRODUCTEUR AUTORISE PRODUCER'S LICENCE Conformement a I'article 35 du Reg/ement sur l'acces au cannabis a des fins medicales, Ia presente licence est delivree a: Pursuant to section 35 of the Access to Cannabis for Medical Purposes Regulations this licence is issued to: a litre de producteur autorise a !'installation indiquee ci-haut. pour Ia conduite des operations suivantes pour les substances controlees suivantes. as a licensed producer at the site indicated above, for the conduct of the following activities for the following controlled substances. Cannabis substances authorized for sale or provision during the period from February 28,2017 to February 28, 2020: Substances de cannabis autorisees pour Ia vente ou le fournissement pendant Ia perlode du 28 fevrier au 28 fevrier 2020: paragraphes du RACFM ci-dessous Building 1 I Batiment 1 Areas where cannabis is present I Zones de !'installation ou du cannabis est present: Mother/Clone Room, Flowering Room, Trim/Dry Room, Packaging/Shipping Room, VAU-1, Vault Area Storage Area I Aire de Stockage:Level 7 Vault c c <I! a. 0 - u (.) ::l (.) ::l ro > c ::l - IJ) ._ .S::. X annabis, CLRB, for and on behalf of the Minister of Health · medica,l DGLRC, pour et de Ia part du Ministre de Ia Sante Canada Substances/Substances Activities/Activltes ._ c c .Q ,g -u ::l-o "Oo ae.. a..... ._Cl) ..... c::::s.._ ooO::l Cl) ·u; Cl) "= -·-- E U>ea>o a..> LL ._ c c 0 .Q ·-VI VI VI Vl Cl) Cl) VI Vl VI Vl 0 &_a.. ._ c Cl. Q c ·-"0 '(!) ·-a. U)UJ c .Q t: -o t: Vl O c a.ro Cl-1- ._c a>.!!! .::: Q) .::: 0....1 ._ .Q ,g 2 .::: -Vl Vl Cl) 0 DRIED MARIHUANA I MARIHUANA SECHEE 181 181 181 181 181 181 181 MARIHUANA PLANTS/ PLANTS DE MARIHUANA 181 181 181 181 181 181 181 MARIHUANA SEEDS I GRAINES DE MARIHUANA 181 0 181 0 0 0 181 Substances Activity Activite Cannabis sold or provided to eligible parties listed In each subsection of the ACMPR below Cannabis vendu OU fourni aux parties enumerees SOUS les s. 22(2) s. 22(4) s. 22(5) DRIED MARIHUANA I MARIHUANA SECHEE Sale or Provision I Vente ou Fourniture X X N/A MARIHUANA PLANTS I PLANTS DE MARIHUANA Sale or Provision I Vente ou Fourniture X N/A N/A Original BC Ltd. 1897 Otter Lake Cross Road Armstrong, BC, VOE 186, Canada Region Ill Licence No. - N° de licence 10-MM0027/2017

1+1 Health Sante Canada Canada les resultats a Ia demande du ministre de Ia Sante, conformement aux documents d'orientation applicables aux pesticides. accordance with the requirements of section 30 of the ACMPR. I Si necessaire, les produits destines a Ia destruction doivent etre destruction des dechets de cannabis doit avoir lieu a l'exterieur etlou dans Ia salle (( Dry Room» du site de Original BC Ltd., et doit receiver of each shipment. I Ce producteur autorise peut transferer ou recevoir des expeditions en vrac de substances autorisees a condition que le producteur autorise ait complete le formulaire de transaction en vrac entre producteurs autorises, et l'ait soumis a doit aviser Sante Canada, au moins de dix jours ouvrables a /'avance, de chaque expedition et de toutes les ventes ou fournitures de Reporting Requirements, and submitted on or before the 151 of every month for the previous month.I Veuillez noter que le rapport Date d'entree en vigueur de Ia licence: Effective date of the licence: October 20, 2017 This licence expires on February 28, 2020 20 octobre 2017 La presente licence expire le 28 fevrier 2020 annabis, CLRB, for and on behalf of the Minister of Health s medical, DGLRC, pour et de Ia part du Ministre de Ia Sante Canada Conditions and Remarks I Conditions et Commentaires: _-:-This licence is restricted, in addition to all other applicable conditions, in that the substances inventory cannot axceed at ar,y given time a maximum storage capacity value of $6,250,000 for the security level 7 vault. I Cette licence est resreinte, en plus des autres conditions qui s'appliquent, du fait que l'inventaire des substances ne peut depasser en tout temps une valeur maxim:: /e de capacite de stockage de 6 250 000 $pour Ia voute de niveau de securite 7. Original BC Ltd. must conduct pesticide testing and report results at the request of the Minister of Health, in accordance with applicable mandatory pesticide testing guidance documents.IOriginal BC Ltd. doit effectuer des tests pour pesticides et rapporter If necessary, products targeted for destruction must be stored in a designated Subdivision C Area, and/or in an area with an assigned security level. Cannabis waste destruction must be conducted outside and/or in the Dry Room of Original BC Ltd.'s site, and in entreposes dans une zone designee comme Subdivision C,etlou dans une zone ayant un niveau de securite approuve. La etre en conformite avec les exigences de /'article 30 du RACFM. This licensed producer may receive bulk shipments of substances authorized for possession under this licence, or transfer shipments of substances authorized for sale under this licence to/from other licensed producers of cannabis for medical purposes, provided that the bulk product has not already been packaged into immediate containers for provision or sale under subsection 22(4) of the ACMPR, and on the condition that the licensed producer has completed the Licensed Producer Bulk Transfer Transaction Form, and provided it to Health Canada at a minimum of ten business days in advance of each planned shipment. This licensed producer is excluded from completing and providing a Licensed Producer Bulk Transfer Transaction Form for transfers conducted between Original BC Ltd. (10-MM0027) and Peace Naturals Project Inc. (10-MM0017), provided that the licensed producer keeps detailed records of the date of each shipment, the description of the shipped substance, the quantity included in each shipment, and the Ia vente sous cette licence, a/de Ia part d'autres producteurs autorises de cannabis a des fins medicales, a condition que le produit en vrac n'a pas deja ete emballe dans le contenant immediat pour Ia vente ou fourniture sous le paragraphe 22(4) du RACFM. eta Sante Canada au minimum de dix jours ouvrables a l'avance de chaque expedition prevue. Ce producteur autorise est exempte de complete le formulaire de transaction en vrac entre producteurs autorises pour les transferts effectues entre Original BC Ltd. (10-MM0027) et Peace Naturals Project Inc. (10-MM0017), en autant que ie producteur autorise conserve des registres detailles de Ia date de chaque expedition, de Ia description de Ia substance expediee, et de Ia quantile inclue dans chaque expedition. This licensed producer must notify Health Canada, at a minimum of 10 business days in advance, of each planned shipment for all sales or provisions of substances listed on this licence to licensed dealers for purposes other than testing.ICe producteur autorise substances autorisees sous cette licence aux distributeurs autorises pour fins autres que pour essais. Please note that the monthly report must be prepared in accordance with the guidance document entitled Licensed Producers h mensuel doit etre prepare conformement au document d'orientation intitule Exigences en matiere de production de rapports des producteurs autorises, et doit etre presente au plus tard le 15 de chaque mois pour le mois precedent.